Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 7, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Lauren Hamilton

Re: RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260490; 811-23434); Response to Examiner Comments on N-2

Dear Mr. Bellacicco and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on August 19, 2022 and August 24, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Given the compliance date of Rule 18f-4 effective August 19, 2022, and the related recission of Release 10666, also effective August 19, 2022, please provide an explanation of how the Fund will comply with Rule 18f-4 after the August 19, 2022 compliance date with respect to the Fund’s TOB transactions.

The Fund confirms that its TOB transactions will be treated as derivatives under Rule 18f-4.

2.	The lead-in paragraph to the Fee Table in the “Summary of Fund Expenses” section of the prospectus only reflects the leverage outstanding under the Pershing Facility and does not include the effective leverage of the Fund’s TOB transactions. Please update as needed and please also ensure the leverage noted in the lead-in paragraph is consistent with the Fee Table and corresponding footnotes.

The Fund confirms that the lead-in paragraph and the Fee Table have been updated to include the leverage effects of the Fund’s TOB transactions.

DISCLOSURE

3.	The second to last sentence on page 5 states, “As of September 30, 2021, the Index had a weighted average effective duration of 5.19 years.” Please update the sentence to be as of a more recent date.

The requested change has been made in the Revised Registration Statement.

4.	Please review and revise the applicable disclosure relating to Rule 18f-4 as needed.

The Registrant confirms that the applicable disclosure has been updated as needed.

5.	Please remove the following sentence in Footnote 7 on page 17: “Deducting the “Acquired fund fees and expenses” from the Annual Expenses table (because these expenses are not paid by the Fund directly) results in Fund Total annual expenses (levered) of 2.54% and Fund Total annual expenses (unlevered) of 1.41%.”

The Fund confirms that the requested sentence has been removed in the Revised Registration Statement.

6.	Please update the reference on page 14 under the “Risks Considerations” section to the Fund’s most recently filed annual report for the fiscal year ended June 30, 2022 on Form N-CSR (“Annual Report”).

The Fund confirms that the requested change has been made in the Revised Registration Statement.

7.	Please update the “Financial Highlights” section on page 17 to incorporate the Annual Report.

The requested change has been made in the Revised Registration Statement.

8.	Please include a hyperlink to the Annual Report in the first paragraph under the “Senior Securities” section on page 17.

The Registrant has revised the disclosure accordingly.

9.	Please include the information for June 30, 2022 in the table under the “Market and Net Asset Value Information” section on page 18 as required by Item 8.5 on Form N-2.

The requested information has been added in the Revised Registration Statement.

10.	Please incorporate the Fund’s Annual Report and most recently filed proxy statement under the “Incorporation by Reference” section in the prospectus.

The Registrant has revised the disclosure accordingly.

11.	Please incorporate the Fund’s Annual Report and most recently filed proxy statement under the “Incorporation by Reference” section in the statement of additional information.

The Registrant has revised the disclosure accordingly.

12.	Please file an updated legal opinion of Faegre Drinker Biddle & Reath LLP removing the following sentence: “The opinion set forth above is expressed solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be relied upon by, or filed with, any other person or entity or for any other purpose without our prior written consent.” Please refer to Staff Legal Bulletin No. 19.

The Registrant confirms that an updated legal opinion of Faegre Drinker Biddle & Reath LLP will be filed with the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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